February 25, 2008







Ms. Sandra L. Derickson
Director
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901


Dear Sandy:

As one of the largest investors in Hexcel, we have attempted to work with you over the past year to upgrade the expertise of Hexcel's Board. This past December, you met with three Board nominees that were proposed by OSS Capital. After over two months, you responded to us on February 19th indicating that Hexcel would be willing to nominate only ONE of our candidates to the Board. This is not acceptable and we responded to you as such later that day.

The Hexcel Board needs the help of world-class executives who have operated cost-competitive, industrial businesses in both domestic and overseas environments. The people we nominated possess the skills to help Hexcel better execute in its cost-cutting initiatives, the growth of its international footprint, and its core industrial manufacturing capabilities. We believe their experience can be instrumental in moving the margins of Hexcel to a more industry-appropriate level, which should result in a substantially higher stock price.

With the record date for Hexcel's 2008 Annual Meeting of Stockholders approaching, OSS Capital has no alternative but to go directly to stockholders with its three nominees. As such, we will be filing preliminary proxy materials with the SEC this week to support the election of the three candidates to the Hexcel Board.


Sincerely,



/s/ Oscar S. Schafer    /s/ Andrew J. Goffe     /s/    Peter J. Grondin
Oscar S. Schafer        Andrew J. Goffe         Peter J. Grondin